FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 May 15, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Board Changes
              dated  15 May 2003






15 May 2003



British Energy Plc ("British Energy") Board Changes



British Energy is pleased to announce the appointment of two new Non-Executive Directors to its Board.



They are:



William A. Coley

Bill Coley retired as Group President of Duke Power, the US based global energy company, in February 2003. Throughout a long career at Duke Power, he held engineering, operational and senior management positions, and played a key role in making Duke Power one of the US's leading operators of nuclear power plants. He is a Non Executive Board Member of CT Communications, Inc, SouthTrust Corporation and Novant Healthcare, and until April 2003, was a Board Member of the Electric Power Research Institute in the US. He is 60 years old and will join the Board on 1 June 2003.



Pascal Colombani

A Nuclear Physicist, he was until recently Non Executive Chairman of Areva, the international nuclear services group in France, which includes Cogema and Framatome. He is a Board Member of Electricite de France. He is a former Board Member of France Telecom and until last year, was Chairman and CEO of CEA (Commissariat a l'Energie Atomique) in France. He is 57 years old and will join the Board on 1 June 2003.



British Energy Chairman Adrian Montague CBE commenting on the new appointments said, "I am delighted at the appointment of such senior and respected professionals to the Board. Bill Coley is a highly experienced nuclear operator who has a track record as a hands-on manager in transforming the performance of nuclear plants.



"Pascal Colombani has a broad strategic view across the nuclear industry, with particular emphasis on safety issues, reactor designs and technological innovations.



 Mr Montague added, "These appointments acknowledge the fundamental task we face of improving the reliability and availability of our UK nuclear fleet, whilst continuing to maintain the high level of operational safety we have achieved over the past few years".





For further information contact:


David Wallace:                               01355 262574
Andrew Dowler:                               020 7831 3113




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 15, 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations